Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

3000 Solandt Road

Ottawa, Ontario

K2K 2X2

2.	Date of Material Change

January 22, 2020

3.	News Release

A news release dated January 22, 2020 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

The Company closed its previously announced registered direct offering for gross proceeds of US$20.0 million.

5.	Full Description of Material Change

The Company closed its previously announced registered direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 11,976,048 common shares at an offering price of US$1.67 per share for gross proceeds of US$20.0 million before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 5,988,024 common shares of the Company. The warrants will have a five year-term and an exercise price of US$2.45 per share. A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

The Offering was made in the United States only under the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). A prospectus supplement (the “Supplement”) to the Base Shelf Prospectus was filed on a non-offering basis with applicable securities regulatory authorities in Canada and with the SEC as part of the Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus are or will be available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement are or will be available on EDGAR at www.sec.gov.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

January 23, 2020